Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2023

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2023 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2022. The date of this MD&A is August 1, 2023. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30
Three months ended	2023	2023	2022	2022	2022	2022	2021	2021
Production revenues	$166.0	$180.9	$206.5	$210.6	$276.5	$203.7	$149.8	$124.5
Cash flow from operating activities	67.1	72.6	126.5	121.4	125.0	83.9	62.6	65.5
Basic per share (1)	0.82	0.89	1.54	1.48	1.52	1.03	0.81	0.88
Diluted per share (1)	0.79	0.87	1.50	1.44	1.48	1.00	0.78	0.85
Funds flow from operations (2)	87.4	94.3	110.5	104.6	157.0	78.6	80.0	59.3
Basic per share (3)	1.07	1.15	1.34	1.27	1.91	0.97	1.04	0.79
Diluted per share (3)	1.03	1.12	1.31	1.24	1.86	0.94	1.00	0.77
Net income	18.4	30.5	631.7	40.7	113.9	23.8	21.7	46.6
Basic per share	0.22	0.37	7.69	0.50	1.39	0.29	0.28	0.62
Diluted per share	$0.22	$0.36	$7.47	$0.48	$1.35	$0.28	$0.27	$0.60
Production
Light oil (bbl/d)	12,512	12,809	12,105	11,062	12,261	11,114	11,155	10,314
Heavy oil (bbl/d)	5,356	6,241	5,983	5,854	6,174	5,789	3,237	2,688
NGLs (bbl/d)	2,432	2,678	2,520	2,379	2,406	2,432	2,310	2,213
Natural gas (mmcf/d)	64	69	67	64	64	60	58	54
Total (boe/d)(4)	31,042	33,153	31,742	29,985	31,575	29,407	26,352	24,164

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(4)
Disclosure of production on a per boe basis in this MD&A consists of the constituent product types and their respective quantities. See also "Supplemental Production Disclosure" and "Oil and Natural Gas Information".

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2023	2022	2023	2022
Cash flow from operating activities	$67.1	$125.0	$139.7	$208.9
Change in non-cash working capital	13.7	26.0	20.3	8.0
Decommissioning expenditures	4.9	3.8	13.6	12.3
Onerous office lease settlements	2.2	2.3	4.5	4.6
Settlement of restricted share units	-	-	4.6	-
Deferred financing costs	(0.6)	(0.7)	(1.1)	(1.4)
Restructuring charges (1)	-	-	-	2.5
Transaction costs	-	-	-	0.1
Other expenses (1)	0.1	0.6	0.1	0.6
Funds flow from operations (2)	87.4	157.0	181.7	235.6
Capital expenditures	(39.5)	(40.3)	(146.6)	(143.7)
Decommissioning expenditures	(4.9)	(3.8)	(13.6)	(12.3)
Free Cash Flow (2)	$43.0	$112.9	$21.5	$79.6

Per share – funds flow from operations (3)
Basic per share	$1.07	$1.91	$2.22	$2.89
Diluted per share	$1.03	$1.86	$2.14	$2.80

(1)
Excludes the non-cash portion of restructuring and other expenses.
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".

Cash flow from operating activities and funds flow from operations decreased in both periods in 2023 from 2022 primarily due to lower commodity prices which resulted in lower production revenues. This was partially offset by higher production in Q1 2023 than in the first two quarters of 2022 and realized hedging gains in both periods in 2023 compared to realized hedging losses in both periods in 2022. In Q2 2023, production volumes were reduced by approximately 2,100 boe per day due to temporary shut-ins throughout May as a result of the wildfires in Alberta. These fires impacted our Cardium and Peace River operations and resulted in a reduction in funds flow from operations of approximately $6 million in Q2 2023. All production was restored by early June.

Business Strategy

Our strategy is focused on maintaining moderate production growth, operational excellence, improving our debt leverage and delivering top quartile total shareholder returns, including through a return of capital initiative to shareholders. We believe our plan to focus development activity primarily on our Cardium, Peace River and Viking assets will generate value for all stakeholders. Our industry leading Cardium position with a deep inventory of high return wells offers a predictable, light oil weighted, production profile that is capable of generating growth and sustainable free cash flow. Over the past two years our development success in Peace River, combined with our substantial land position in the area, results in an asset base with compelling Bluesky development and significant Clearwater potential for future heavy oil production growth and cash flow generation, offering further value for stakeholders. Additionally, we have been active in our Viking area which provides the Company with further light oil weighted opportunities with highly economic returns.

We plan to continue to decrease debt levels as we focus on meeting our absolute debt targets. With a stable debt structure that currently provides appropriate operational liquidity and a longer-term maturity profile, the Company anticipates being well positioned to continue developing our strong portfolio of assets while being able to act on new opportunities to our shareholders’ benefit.

During Q2 2023, we began our share buyback program under our normal course issuer bid (“NCIB”) and have re-purchased and cancelled 2,206,135 common shares for total consideration of approximately $18.2 million in 2023. Purchases under the NCIB are subject to having $65 million of liquidity and complying with the terms of our current credit facilities.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

In 2023, the Company has continued to progress on our environmental remediation efforts, with a focus on abandoning and reclaiming inactive fields in Northern Alberta. Currently, we anticipate spending between $26 - $28 million on our decommissioning expenditures in 2023.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Benchmark prices
WTI oil ($US/bbl)	$73.78	$76.13	$82.65	$91.55	$108.41	$94.29	$77.19	$70.56
Edm mixed sweet par price (CAD$/bbl)	95.12	99.06	110.03	116.88	137.76	115.64	93.36	83.77
Western Canada Select (CAD$/bbl)	78.89	69.44	77.38	93.62	122.06	100.99	78.82	71.80
NYMEX Henry Hub ($US/mmbtu)	2.10	3.42	6.26	8.20	7.17	4.95	5.83	4.01
AECO 5A Index (CAD$/mcf)	2.45	3.22	5.11	4.16	7.24	4.74	4.66	3.60
Foreign exchange rate ($US/CAD$)	1.34	1.35	1.35	1.31	1.28	1.27	1.26	1.26

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(2.96)	(2.86)	(1.61)	(2.05)	(0.50)	(2.96)	(3.10)	(4.08)
WTI - WCS Heavy ($US/bbl)	(15.04)	(24.77)	(25.66)	(19.86)	(12.80)	(14.53)	(14.64)	(13.58)

Average sales price (1) (2)
Light oil (CAD$/bbl)	96.92	101.51	110.45	118.66	139.88	117.91	92.55	84.27
Heavy oil (CAD$/bbl)	61.63	44.98	62.19	81.78	106.18	84.77	51.76	60.87
NGLs (CAD$/bbl)	50.45	59.37	64.33	69.12	82.93	68.09	59.46	52.79
Total liquids (CAD$/bbl)	82.04	80.08	90.80	101.36	123.32	101.72	80.07	75.55
Natural gas (CAD$/mcf)	$2.56	$4.06	$5.66	$5.31	$7.38	$4.96	$5.05	$3.89

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Oil

WTI prices settled at US$79.44 per bbl in April before decreasing throughout the balance of the quarter, averaging US$70.27 per bbl in June, which resulted in an average of US$73.78 per bbl for Q2 2023. The decrease in pricing throughout the quarter was mainly due to global recession concerns and its implied impact on oil demand which more than offset announced production cuts from OPEC+.

In Q2 2023, WCS differentials significantly improved with some oil sands production offline for maintenance and averaged US$15.04 per bbl for the quarter compared to US$24.77 per bbl in Q1 2023. The MSW differential was relatively flat quarter over quarter, settling at a US$2.96 per bbl differential to WTI.

The Company currently has the following oil hedging contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Swap Price (bbl)
WTI Swap	4,000	August 2023	US$78.64
WCS Differential	1,000	July 2023 - September 2023	CAD$(21.72)
WCS Differential	1,500	October 2023 - December 2023	CAD$(21.20)

Natural Gas

NYMEX Henry Hub prices were volatile throughout Q2 2023 and were impacted by strong early storage builds and fluctuating weather related demand. Prices started at US$2.09 per mmbtu, then reached a low of US$1.74 per mmbtu which shifted to a high of US$2.71 per mmbtu in late June. The average NYMEX Henry Hub price settled at US$2.10 per mmbtu for Q2 2023 down from Q1 2023.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

In Alberta, AECO 5A started Q2 2023 at $2.71 per mcf. Strong TC Energy field receipts and high early storage builds caused prices to decline to a low for the quarter of $2.06 per mcf in early May. However, in mid-May prices increased to a high of $3.18 per mcf due to the impact of the Alberta wildfires and the resultant temporary production restrictions combined with lower storage injections. AECO 5A prices for the quarter averaged $2.45 per mcf.

The Company currently has the following natural gas hedging contracts in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Swap Price (C$/mcf)
AECO Swap	49,929	July 2023 - October 2023	3.48
AECO Swap	26,588	November 2023 - March 2024	3.47

RESULTS OF OPERATIONS

Average Sales Prices (1)

	Three months ended June 30			Six months ended June 30
	2023	2022	% change	2023	2022	% change
Light oil (per bbl)	$96.92	$139.88	(31)	$99.23	$129.49	(23)
Heavy oil (per bbl)	61.63	106.18	(42)	52.71	95.88	(45)
NGL (per bbl)	50.45	82.93	(39)	55.10	75.51	(27)
Total liquids (per bbl)	82.04	123.32	(33)	81.03	112.98	(28)
Realized risk management gain (loss) (per bbl)	0.15	(5.04)	n/a	0.07	(7.45)	n/a
Total liquids price, net (per bbl)	82.19	118.28	(31)	81.10	105.53	(23)

Natural gas (per mcf)	2.56	7.38	(65)	3.33	6.21	(46)
Realized risk management gain (loss) (per mcf)	0.89	(0.65)	n/a	0.65	(0.33)	n/a
Natural gas net (per mcf)	3.45	6.73	(49)	3.98	5.88	(32)

Weighted average (per boe)	58.97	96.44	(39)	59.95	87.15	(31)
Realized risk management gain (loss) (per boe)	1.94	(4.66)	n/a	1.40	(5.58)	n/a
Weighted average net (per boe)	$60.91	$91.78	(34)	$61.35	$81.57	(25)

(1)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Production

	Three months ended June 30			Six months ended June 30
Daily production	2023	2022	% change	2023	2022	% change
Light oil (bbl/d)	12,512	12,261	2	12,660	11,689	8
Heavy oil (bbl/d)	5,356	6,174	(13)	5,797	5,982	(3)
NGL (bbl/d)	2,432	2,406	1	2,554	2,419	6
Natural gas (mmcf/d)	64	64	-	66	62	6
Total production (boe/d)	31,042	31,575	(2)	32,092	30,497	5

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

In Q2 2023, production levels decreased from Q2 2022, mainly due to temporary production shut-ins associated with the Alberta wildfires which reduced our average production for Q2 2023 by approximately 2,100 boe per day. For the first six months of 2023, the Company’s production levels increased compared to 2022 due to the Company’s active development program and strong drilling results partially offset by the wildfire impacts. During the first six months of 2023, the Company brought on production 33 wells (32.6 net) across our Cardium, Peace River and Viking areas.

Average production within the Company’s key development areas and within the Company’s Legacy asset area were as follows:

	Three months ended June 30			Six months ended June 30
Daily production (boe/d) (1)	2023	2022	% change	2023	2022	% change
Cardium	22,721	23,454	(3)	23,605	22,669	4
Peace River	5,920	6,964	(15)	6,400	6,718	(5)
Viking	2,101	729	188	1,686	710	137
Legacy	300	428	(30)	401	400	-
Total	31,042	31,575	(2)	32,092	30,497	5

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Three months ended June 30
(per boe)	2023	2022
Netback:
Sales price (1)	$58.97	$96.44
Risk management gain (loss) (2)	1.94	(4.66)
Royalties	(7.30)	(15.53)
Transportation	(3.28)	(3.29)
Net operating costs (3)	(15.06)	(14.02)
Netback (3)	$35.27	$58.94

	(boe/d)	(boe/d)
Production	31,042	31,575

(1)
Includes the impact of commodities purchased and sold to/from third parties of $0.6 million (2022 – $0.8 million).
(2)
Realized risk management gains and losses on commodity contracts, including the PROP Energy 45 Limited Partnership hedges in 2022.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

	Six months ended June 30
(per boe)	2023	2022
Netback:
Sales price (1)	$59.95	$87.15
Risk management gain (loss) (2)	1.40	(5.58)
Royalties	(7.87)	(13.53)
Transportation	(3.27)	(3.04)
Net operating costs (3)	(14.81)	(13.98)
Netback (3)	$35.40	$51.02

	(boe/d)	(boe/d)
Production	32,092	30,497

(1)
Includes the impact of commodities purchased and sold to/from third parties of $1.4 million (2022 – $1.1 million).
(2)
Realized risk management gains and losses on commodity contracts, including the PROP Energy 45 Limited Partnership hedges in 2022.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

The Company's netback decreased in 2023 from the comparable periods in 2022 primarily due to lower commodity prices. This was partially offset by decreased royalties due to lower commodity prices and a realized risk management gain on our commodity contracts in 2023.

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Netback:
Sales (1) (2)	$166.6	$277.3	$348.3	$481.3
Risk management gain (loss) (3)	5.5	(13.4)	8.1	(30.8)
Royalties	(20.6)	(44.7)	(45.7)	(74.7)
Transportation	(9.3)	(9.5)	(19.0)	(16.8)
Net operating costs (2)	(42.5)	(40.3)	(86.0)	(77.2)
Netback (2)	$99.7	$169.4	$205.7	$281.8

(1)
Includes the impact of commodities purchased and sold to/from third parties of $0.6 million (2022 – $0.8 million) for the second quarter of 2023 and $1.4 million (2022 – $1.1 million) for the first six months of 2023.
(2)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".
(3)
Realized risk management gains and losses on commodity contracts.

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Production revenues	$166.0	$276.5	$346.9	$480.2
Sales of commodities purchased from third parties	4.5	3.7	9.9	6.8
Less: Commodities purchased from third parties	(3.9)	(2.9)	(8.5)	(5.7)
Sales (1)	166.6	277.3	348.3	481.3
Realized risk management gain (loss) (2)	5.5	(13.4)	8.1	(30.8)
Gross revenues (1)	$172.1	$263.9	$356.4	$450.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains and losses on commodity contracts.

The Company's production revenues and gross revenues were lower in the 2023 periods compared to the comparable periods in 2022, due to lower commodity prices. This was partially offset by higher production volumes from our active development program, less temporary wildfire impacts, and realized risk management gains in the 2023 periods compared to realized risk management losses in the 2022 comparable periods.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – June 30, 2022	$450.5
Increase in liquids production	20.8
Decrease in liquids prices	(123.8)
Increase in natural gas production	4.6
Decrease in natural gas prices	(34.7)
Increase in realized oil risk management gain	27.4
Increase in realized natural gas risk management gain	11.6
Gross revenues – January 1 – June 30, 2023 (2)	$356.4

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Royalties

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Royalties (millions)	$20.6	$44.7	$45.7	$74.7
Average royalty rate (1)	12%	16%	13%	16%

(1)
Excludes effects of risk management activities and other income.

For the 2023 periods, both absolute royalties and the average royalty rate decreased from the comparable 2022 periods largely due to lower commodity prices.

Expenses

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Net operating (1)	$42.5	$40.3	$86.0	$77.2
Transportation	9.3	9.5	19.0	16.8
Financing	12.9	10.5	24.6	20.3
Share-based compensation	$0.9	$0.8	$3.1	$24.9

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Operating costs	$47.4	$43.9	$96.4	$84.2
Less processing fees	(3.7)	(2.0)	(7.3)	(3.9)
Less road use recoveries	(1.2)	(1.6)	(3.1)	(3.1)
Net operating costs (1)	$42.5	$40.3	$86.0	$77.2

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Operating costs have increased in the 2023 periods compared to the 2022 periods due to higher power costs, increased power usage with a higher production base and general inflationary pressures experienced across the industry.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. New wells drilled in the Peace River area over the past year resulted in higher production and thus higher transportation costs in the first six months of 2023 compared to the first six months of 2022.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Financing

Financing expense consists of the following:

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Interest	$7.4	$7.1	$13.7	$13.4
Accretion on decommissioning liability	4.4	2.5	8.8	5.0
Accretion on office lease provision	0.2	0.4	0.5	0.8
Accretion on other non-current liability	-	0.1	-	0.2
Accretion on discount of senior unsecured notes	0.1	-	0.2	-
Accretion on lease liabilities	0.1	0.1	0.2	0.2
Loss on repurchased senior unsecured notes	0.1	-	0.1	-
Deferred financing costs	0.6	0.7	1.1	1.4
Debt modification	-	(0.4)	-	(0.7)
Financing	$12.9	$10.5	$24.6	$20.3

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes. Interest charges were higher in the 2023 periods compared to the 2022 periods as higher interest rates under the Company’s current debt agreements more than offset lower balances under our syndicated credit facility.

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination. The aggregate amount available under the syndicated credit facility is $240.0 million which was increased in May 2023, previously $200.0 million, as an additional lender was added to our syndicate. The syndicated credit facility is subject to semi-annual borrowing base redetermination typically in May and November of each year and currently has a revolving period to May 31, 2024 and a maturity date of May 31, 2025.

At June 30, 2023, the Company had senior unsecured notes outstanding totaling $124.0 million which mature on July 27, 2027. During Q2 2023, the Company re-purchased for cancellation $3.6 million principal amount of senior unsecured notes on the open market at an average price of $985.00 per $1,000.00 principal amount. The senior unsecured notes were initially issued at a price of $980.00 per $1,000.00 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company. Subsequent to June 30, 2023, the Company re-purchased for cancellation an additional $0.5 million principal amount of senior unsecured notes at an average price of $990.00 per $1,000.00 principal amount.

As part of the terms of the senior unsecured notes, the Company is required to provide a repurchase offer in certain circumstances to an aggregate amount of $63.8 million (the "Repurchase Offer"), based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. The free cash flow available for the Repurchase Offer for the first six months of 2023 was $23.5 million, however the Company is anticipating that $5.0 million will be available for the Repurchase Offer in August 2023, based on current liquidity estimates. This amount was recorded within the current portion of long-term debt at June 30, 2023.

At June 30, 2023, letters of credit totaling $4.9 million were outstanding (December 31, 2022 – $5.1 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Share-Based Compensation

Share-based compensation expense relates to the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Share-based compensation expense consisted of the following:

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
DSUs	$(1.4)	$(1.2)	$(2.1)	$10.9
PSUs	0.1	0.6	0.5	6.6
NTIP	0.2	0.4	0.6	5.0
Cash settled share-based incentive plans	$(1.1)	$(0.2)	$(1.0)	$22.5

RSUs	$1.7	$0.8	$3.5	$1.6
Options	0.3	0.2	0.6	0.8
Equity settled share-based incentive plans	2.0	1.0	4.1	2.4
Share-based compensation	$0.9	$0.8	$3.1	$24.9

The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU, DSU and NTIP future obligations. On June 30, 2023, the Company's share price closed at $7.75 per share (2022 - $9.94 per share), which resulted in a lower expense.

General and Administrative Expenses ("G&A")

	Three months ended June 30		Six months ended June 30
(millions, except per boe amounts)	2023	2022	2023	2022
Gross	$9.7	$8.6	$19.1	$16.2
Per boe (1)	3.43	2.98	3.28	2.94
Net	5.2	4.8	10.0	8.9
Per boe (1)	$1.85	$1.64	$1.72	$1.60

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.

The Company increased staffing levels in 2022 to align with our higher activity level and expanded capital program which has contributed to higher absolute G&A costs in the 2023 periods compared to the 2022 periods. Additionally, in 2023, general inflationary pressures have continued to impact G&A. The impact of the Alberta wildfires during Q2 2023 reduced production levels which impacted G&A on a per boe basis.

Restructuring and other expenses

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Restructuring	$-	$-	$-	$2.5

Other	$0.1	$0.6	$0.1	$0.6

Restructuring expenses in 2022 included severance charges as well as the acceleration of certain expenses under the RPSU plan due to staff changes.

Depletion, Depreciation and Impairment

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Depletion and depreciation (“D&D”)	$50.9	$42.7	$102.5	$82.8

PP&E Impairment (reversal)	$0.4	$(0.6)	$0.5	$10.7

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

The Company’s D&D expense increased in the 2023 periods from the 2022 periods, primarily due to higher production and non-cash impairment reversal charges recorded in 2022 in our Cardium cash generating unit (“CGU”), which increased the depletable base. These impairment reversals were recorded mainly due to the improved commodity price environment and our expanded capital program which increased reserve volumes.

For the first six months of 2023, we recorded a $0.5 million impairment in our Legacy CGU due to decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

Taxes

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Deferred income tax expense	$6.2	$-	$15.9	$-

In 2022, the Company recorded a $246.4 million deferred income tax asset as we determined that it was probable that the asset would be utilized. For the first six months of 2023, the Company generated income and utilized $15.9 million of the deferred income tax asset which led to the deferred income tax expense.

Net Income

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2023	2022	2023	2022
Net income	$18.4	$113.9	$48.9	$137.7
Basic per share	0.22	1.39	0.60	1.69
Diluted per share	$0.22	$1.35	$0.58	$1.64

In the 2023 periods, net income was the result of the Company's strong netback and higher production in Q1. This was partially offset by lower commodity prices compared to 2022, and increased depletion and depreciation expenses. The Company also recorded a non-cash deferred income tax expense in the 2023 periods due to the recognition of a deferred income tax asset in 2022 in conjunction with our significant tax pool position.

In the 2022 periods, net income was the result of the Company's strong netback, predominantly due to higher commodity prices and strong production levels. This was partially offset by increased depletion and depreciation expenses and higher share-based compensation charges as a result of the Company's significant share price appreciation during the first six months of 2022.

Capital Expenditures

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Drilling and completions	$12.1	$20.0	$88.8	$87.8
Well equipping and facilities	26.5	19.9	54.6	41.7
Land and geological/geophysical	-	-	1.9	13.7
Corporate	0.9	0.4	1.3	0.5
Capital expenditures	39.5	40.3	$146.6	$143.7
Property acquisitions, net	0.1	0.3	0.1	0.3
Total	$39.6	$40.6	$146.7	$144.0

In the first six months of 2023, we completed an active development program with five rigs utilized across our Cardium, Peace River and Viking plays. During the first six months of 2023, we brought on 33 (32.6 net) wells which included 12 (11.6 net) wells in the Cardium, 10 (10.0 net) wells in Peace River, and 11 (11.0 net) wells in the Viking.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Drilling

	Six months ended June 30
	2023		2022
(number of wells)	Gross	Net	Gross	Net
Oil	32	27	33	30
Injectors, stratigraphic and service	5	4	-	-
Total	37	31	33	30

The Company drilled 29 (28.8 net) operated wells during the first six months of 2023. In addition, the Company had a minor non-operated working interest on 8 (2.4 net) wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to our environmental, social and governance ("ESG") initiatives to manage the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/ reclamation/ remediation. Operations are continuously monitored to minimize our environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. Obsidian Energy voluntarily entered into the Government of Alberta’s Area Based Closure program (the "ABC program") which allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner through 2020 and 2021. Beginning in 2022, the Company follows the new Alberta Energy Regulator ("AER") guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites. In August 2022, our minimum spending targets for 2023 were increased by the Alberta Government.

The Company received Alberta Site Rehabilitation Program ("ASRP") grants and allocations of $30.2 million on a gross basis to the end of 2022 when the ASRP ended, a portion of which was received in allocation eligibility as an ABC program participant. Total grant support was determined once all project costs were finalized in 2023. These awards allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduced our decommissioning liability.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	June 30, 2023	December 31, 2022
Long-term debt
Syndicated credit facility	$158.0	$105.0
Senior unsecured notes	124.0	127.6
Unamortized discount of senior unsecured notes	(2.1)	(2.3)
Deferred financing costs	(4.7)	(5.0)
Total	275.2	225.3

Working capital deficiency
Cash	(0.1)	(0.8)
Accounts receivable	(69.6)	(82.6)
Prepaid expenses and other	(17.2)	(10.7)
Accounts payable and accrued liabilities	136.0	185.6
Total	49.1	91.5

Net debt (1)	$324.3	$316.8

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Net debt increased compared to December 31, 2022, as a result of higher drawings under our syndicated credit facility due to our active development program in 2023 and return of capital initiatives.

Liquidity

The Company currently has a reserve-based syndicated credit facility with a borrowing limit of $240.0 million and senior unsecured notes totaling $123.5 million due in 2027. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at June 30, 2023. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

	Notional Volume	Remaining Term	Swap Price	Fair value (millions)
Oil
WCS Differential	1,000 bbl/d	July 2023 - September 2023	($21.72)/bbl	$(0.6)
WCS Differential	1,500 bbl/d	October 2023 - December 2023	($21.20)/bbl	(0.3)

AECO
AECO Swap	49,929 mcf/d	July 2023 - October 2023	$3.48/mcf	6.7
AECO Swap	26,588 mcf/d	November 2023 - March 2024	$3.47/mcf	0.7

Electricity
Power Swap	24 MWh/d	January 2024 - December 2024	$96.75/MWh	-

Total				$6.5

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to June 30, 2023.

Based on commodity prices and contracts in place at June 30, 2023, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $0.2 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1.0 million.

The components of risk management on the Consolidated Statements of Income are as follows:

	Three months ended June 30		Six months ended June 30
(millions)	2023	2022	2023	2022
Realized
Settlement of oil contracts gain (loss)	$0.3	$(9.6)	$0.3	$(27.1)
Settlement of natural gas contracts gain (loss)	5.2	(3.8)	7.8	(3.7)
Total realized risk management gain (loss)	$5.5	$(13.4)	$8.1	$(30.8)

Unrealized
Oil contracts gain (loss)	$(0.8)	$4.6	$(0.9)	$(0.5)
Natural gas contracts gain (loss)	(3.9)	2.5	1.2	(3.1)
Total unrealized risk management gain (loss)	(4.7)	7.1	0.3	(3.6)
Risk management gain (loss)	$0.8	$(6.3)	$8.4	$(34.4)

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

		Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	9.1	0.11
Liquids production	1,000 bbl/day	25.2	0.31
Price per mcf of natural gas	AECO $0.10	1.1	0.01
Natural gas production	1 mmcf/day	1.0	0.01
Effective interest rate	1%	1.4	0.02
Exchange rate ($US per $CAD)	$0.01	5.4	0.07

(1) Non-GAAP financial measure or non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
Long-term debt (1)	$-	$-	$158.0	$-	$123.5	$-	$281.5
Transportation	4.8	10.0	8.3	6.4	4.6	11.4	45.5
Interest obligations	14.0	28.0	20.2	14.8	14.8	-	91.8
Office lease	5.0	10.0	0.8	-	-	-	15.8
Lease liability	1.4	1.5	0.9	0.3	0.1	4.8	9.0
Decommissioning liability (2)	12.8	23.6	21.9	20.3	18.9	79.4	176.9
Total	$38.0	$73.1	$210.1	$41.8	$161.9	$95.6	$620.5

(1)
The 2025 figure includes our syndicated credit facility which has a term-out date of May 2025. The 2027 figure includes our senior unsecured notes due in July 2027. Refer to the Financing section above for further details. Historically, the Company has successfully renewed our syndicated credit facility.
(2)
These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

At June 30, 2023, the Company had an aggregate of $124.0 million in senior unsecured notes maturing in July 2027. Also, the revolving period of our syndicated credit facility is May 31, 2024, with a term out period to May 31, 2025. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that we could be required to seek other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at June 30, 2023	81,193,264
Issuance under Stock option plan	11,938
Repurchase and cancellation of common shares	(884,999)
As at August 1, 2023	80,320,203

Options outstanding:
As at June 30, 2023	2,391,262
Exercised	(11,938)
As at August 1, 2023	2,379,324

RSUs outstanding:
As at June 30, 2023	1,256,941
Granted	12,300
As at August 1, 2023	1,269,241

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30		Six months ended June 30
Daily production (boe/d)	2023	2022	2023	2022
Cardium
Light oil (bbl/d)	11,119	12,019	11,554	11,468
Heavy oil (bbl/d)	36	49	29	48
NGLs (bbl/d)	2,348	2,326	2,473	2,345
Natural gas (mmcf/d)	55	54	57	53
Total production (boe/d)	22,721	23,454	23,605	22,669

Peace River
Light oil (bbl/d)	-	-	-	-
Heavy oil (bbl/d)	5,164	6,008	5,618	5,802
NGLs (bbl/d)	13	6	12	5
Natural gas (mmcf/d)	4	6	5	5
Total production (boe/d)	5,920	6,964	6,400	6,718

Viking
Light oil (bbl/d)	1,343	136	1,007	139
Heavy oil (bbl/d)	118	103	109	104
NGLs (bbl/d)	52	39	45	31
Natural gas (mmcf/d)	4	3	3	3
Total production (boe/d)	2,101	729	1,686	710

Legacy
Light oil (bbl/d)	50	106	99	82
Heavy oil (bbl/d)	38	14	41	28
NGLs (bbl/d)	19	35	24	38
Natural gas (mmcf/d)	1	1	1	1
Total production (boe/d)	300	428	401	400

Total
Light oil (bbl/d)	12,512	12,261	12,660	11,689
Heavy oil (bbl/d)	5,356	6,174	5,797	5,982
NGLs (bbl/d)	2,432	2,406	2,554	2,419
Natural gas (mmcf/d)	64	64	66	62
Total production (boe/d)	31,042	31,575	32,092	30,497

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Reconciliation of Cash flow from Operating Activities to Funds flow from Operations

	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30
Three months ended	2023	2023	2022	2022	2022	2021	2021	2021
Cash flow from operating activities	$67.1	$72.6	$126.5	$121.4	$125.0	$83.9	$62.6	$65.5
Change in non-cash working capital	13.7	6.6	(20.9)	(21.9)	26.0	(18.0)	6.2	(9.1)
Decommissioning expenditures	4.9	8.7	3.0	3.5	3.8	8.5	2.7	1.6
Onerous office lease settlements	2.2	2.3	2.3	2.3	2.3	2.3	2.1	2.3
Settlement of restricted share units	-	4.6	-	-	-	-	-	-
Deferred financing costs	(0.6)	(0.5)	(0.4)	(0.7)	(0.7)	(0.7)	(1.1)	(1.7)
Financing fees paid	-	-	-	-	-	-	0.3	-
Restructuring charges (1)	-	-	-	-	-	2.5	-	0.1
Transaction costs	-	-	-	-	-	0.1	3.4	-
Other expenses (1)	0.1	-	-	-	0.6	-	0.1	0.6
Commodities purchased from third parties	-	-	-	-	-	-	3.7	-
Funds flow from operations	$87.4	$94.3	$110.5	$104.6	$157.0	$78.6	$80.0	$59.3

(1)
Excludes the non-cash portion of restructuring and other expenses.

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on April 1, 2023 and ending on June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing business units, deployment into new ventures and return of capital to shareholders. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs, certain other expenses, settlement of RSUs and certain commodities purchased from third parties, and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from operating activities to Funds flow from operations" above for reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased from third parties and sales of commodities purchased from third parties and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

"Sales” are production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Results of Operations – Expenses – Operating” above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" above for a reconciliation of netbacks to sales and "Results of Operations – Production Revenues" above for a reconciliation of sales to production revenues.

Non-GAAP Financial Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating" above.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” above.

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
		LNG	liquefied natural gas
		NYMEX	New York Mercantile Exchange price for natural gas

References to Q1, Q2, Q3 and Q4 are to the three-month periods ended March 31, June 30, September 30 and December 31, respectively.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our strategy of maintaining moderate production growth, operational excellence, improving our debt leverage and delivering top quartile total shareholder return; our belief that our plan to focus development activity on our Cardium, Viking and Peace River assets will generate value for all stakeholders; that our Cardium position with a deep inventory of high return wells offers a predictable, liquids weighted, production profile capable of generating growth and sustainable free cash flow; that there is compelling Bluesky development and significant Clearwater potential for future heavy oil production growth and cash flow generation, offering further value for stakeholders; the opportunities that our Viking location provides the Company; our expectations for debt levels and targets; our expectations for decommissioning expenditures in 2023;our expectations in connection with the NCIB and Repurchase Offer; the terms and conditions under our syndicated credit facility and senior unsecured notes; our expectations in connection with compliance with environmental legislation; that we are dedicated to managing our ESG initiatives to manage the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment / reclamation / remediation; how we plan to manage our debt portfolio; our hedges; all information disclosed under "Sensitivity Analysis; our future payment obligations as disclosed under "Contractual Obligations and Commitments"; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company's lenders and agents to monitor credit market

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program, supporting the Company's ongoing operations and ability to execute longer-term business strategies.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; that the Company's operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to any resurgence of the pandemic; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; that our operations will not be further impacted by wild fires during 2023; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including any resurgence of the COVID-19 pandemic, and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or

OBSIDIAN ENERGY SECOND QUARTER 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete the Repurchase Offer; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as the wild fires experienced in Alberta in Q2 2023 or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of increased interest rates on our borrowing costs and on economic activity, and including the risk that higher interest rates cause or contribute to the onset of a recession; the risk that our costs increase significantly due to ongoing high levels of inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to the COVID-19 pandemic and/or public opinion and/or special interest groups; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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